Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-172511
September 7, 2011

Issuer:	Wisconsin Electric Power Company

Security:	2.95% Debentures due September 15, 2021

Principal Amount:	$300,000,000

Maturity:	September 15, 2021

Coupon:	2.95%

Initial Price to Public:	98.973% per Debenture

Yield to Maturity:	3.070%

Spread to Benchmark Treasury:	+105bp

Benchmark Treasury:	2.125% due August 15, 2021

Benchmark Treasury Yield:	2.020%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2012

Redemption Provisions:
At any time prior to June 15, 2021 (the date that is three months prior to the maturity date), the debentures will be redeemable in whole or in part from time to time, at a “make-whole” redemption price equal to the greater of (a) 100% of the principal amount of the debentures being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued interest to, but not including, the redemption date. At any time on or after June 15, 2021, the debentures may be redeemed, in whole or in part from time to time, at 100% of the principal amount being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Expected Settlement:	T+4; September 13, 2011

Expected Ratings*:	A2/A-/A+ (Moody’s/S&P/Fitch)

CUSIP:	976656 CD8

Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.

Co-Managers:	Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.